UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2026
Commission File Number: 001-31909
ASPEN INSURANCE HOLDINGS LIMITED
(Translation of registrant’s name into English)
141 Front Street
Hamilton HM 19
Bermuda
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

REGULATORY APPROVAL OF MERGER
On February 18, 2026, the previously announced acquisition of 100% of the issued Class A ordinary shares of Aspen Insurance Holdings Limited, a Bermuda exempted company limited by shares (the “Company” or “Aspen”) (NYSE: AHL) by a wholly-owned subsidiary of Sompo International Holdings Ltd. (the “Merger”) pursuant to the Agreement and Plan of Merger (the “Merger Agreement”) by and among Aspen, Endurance Specialty Insurance Ltd., a Bermuda exempted company limited by shares (“Parent”), and Ajax Ltd., a Bermuda exempted company limited by shares and a wholly owned subsidiary of Parent, has received the necessary antitrust and insurance regulatory approvals required to complete the Merger.
The Merger is expected to close in the next several days, subject to the satisfaction of customary closing conditions.
CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS
This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. All statements other than statements of historical fact, including statements regarding the proposed acquisition of the Company by Parent, the expected timing for completing the proposed transaction and the terms thereof, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined businesses and any other statements regarding events or developments that may occur in the future, may be “forward-looking statements” for purposes of federal and state securities laws. In particular, statements using words such as “anticipate,” “may,” “seek,” “will,” “likely,” “assume,” “expect,” “intend,” “believe,” “aim,” “predict,” “plan,” “project,” “continue,” “potential,” “objective,” “outlook,” “future,” “could,” “would,” “should,” or their negatives or variations, and similar terminology and words of similar import, generally involve forward-looking statements.
The forward-looking statements in this report are subject to numerous risks, uncertainties, estimates and assumptions, including risks relating to (a) the parties’ ability to consummate the transactions contemplated by the Merger Agreement (the “Transactions”) on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to the satisfaction of other closing conditions to consummate the Transactions; (b) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or any unanticipated difficulties or expenditures relating to the Transactions; (c) risks related to diverting the attention of Aspen’s management from ongoing business operations; (d) failure to realize the expected benefits of the Transactions; (e) significant transaction costs and/or unknown or inestimable liabilities; (f) the risk of shareholder litigation in connection with the Transactions, including resulting expense or delay; (g) risks related to future opportunities and plans for Aspen, including the uncertainty of expected future financial performance and results of Aspen following completion of the Transactions; (h) disruption of current plans and operations caused by the announcement of the Transactions, making it more difficult to conduct business as usual or maintain relationships with current or future service providers, customers, employees or vendors, financing sources and governmental authorities; (i) effects relating to the announcement of the Transactions or any further announcements or the consummation of the Transaction on the market price of Aspen’s shares and, if the Transactions are not completed, and Aspen continues as a publicly-traded company, risks that the announcement of the Transactions and the dedication of substantial resources of Aspen to the completion of the Transactions could have an impact on its business, strategic relationships, operating results and activities in general; and (j) other risks and uncertainties affecting Parent, Aspen and more, as well as management’s response to any of the aforementioned factors. Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction of actual results. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, important factors included in “Part I-Item 3.D.-Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2024 and in any subsequent reports on Form 6-K (in addition to any assumptions and other factors referred to specifically in connection with such forward-looking statements).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASPEN INSURANCE HOLDINGS LIMITED

Dated: February 18, 2026	By:	/s/Mark Cloutier
	Name:	Mark Cloutier
	Title:	Executive Chairman & Group Chief Executive Officer